SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2004
                             -----------------------

                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   [X]         Form 20-F         [ ]     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   [ ]      Yes                  [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated January 27, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ELBIT MEDICAL IMAGING LTD.

                                             (Registrant)

                                             By: /s/ Shimon Yitzhaki
                                                 -------------------------------
                                                 Name:  Shimon Yitzhaki
                                                 Title:  President

Dated:  January 30, 2004


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                                  EXHIBIT INDEX
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    EXHIBIT NO.            DESCRIPTION
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       1.                  Press release dated January 27, 2004.


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                                    EXHIBIT 1
                                    ---------

ELBIT MEDICAL IMAGING LTD. ANNOUNCES APPROVAL OF
ISSUANCE OF 623,362 OF ITS ORDINARY SHARES
Tuesday January 27, 11:13 am ET

TEL-AVIV, ISRAEL, JAN. 27 /PRNEWSWIRE-FIRSTCALL/ -- ELBIT MEDICAL IMAGING LTD. (NASDAQ: EMITF - NEWS; THE "COMPANY") today announced that its board of directors had approved an issuance of 623,362 Ordinary Shares of the Company (the "Offered Shares") to Triple-S Holdings N.V. (the "Offeree.")

The private issuance is made pursuant to an agreement, dated February 28, 2001, between the Company, the Offeree, and two-wholly owned subsidiaries of the Company, Plaza Centers (Europe) B.V. ("PC") and Elbit Ultrasound (Netherlands) BV (the "Share Issuance Agreement.") Under the Share Issuance Agreement, the Company issued 25,000 Ordinary Shares (the "Original Shares") to the Offeree in exchange for services provided by the Offeree to PC and the Offeree's waiver of certain rights to purchase shares of companies held by PC.

In addition, under the terms of the Share Issuance Agreement, the Company undertook, following the lapse of approximately three years from the date of the Share Issuance Agreement (January 15, 2004), to review the market value of the Original Shares (calculated based on the average price per share during the 30 trading days preceding January 15, 2004, as detailed in the Issuance Share Agreement). In the event that the market value of the Original Shares would be lower than USD 6 million, the Company undertook to pay the Offeree the difference between the calculated market value and USD 6 million, either by cash or by way of issuance of additional shares of the Company. According to the Company's calculation, the market value of the Original Shares is lower than USD 6 million. Accordingly, the Company's board of directors approved the payment to the Offeree of the aforementioned difference by way of issuance of the Offered Shares.

For further details regarding the Share Issuance Agreement, see the Company's press release dated March 28, 2001.

1. Terms of the Offered Shares

Following the private issuance, the Offered Shares shall constitute approximately 2.56% of the Company's issued share capital(1) and approximately 2.65% of the voting rights(2) in the Company, and approximately 2.53% of the issued share capital(3) of the Company, on a fully-diluted basis(4) and approximately 2.62% of the voting rights(5) in the Company, on a fully-diluted basis(6).

2. Price of the Company's Shares

The closing price of the Company's shares on the Tel Aviv Stock Exchange ("TASE") and on Nasdaq NM on January 26, 2004, the day prior to the publication of this press release, was approximately NIS 35.4, and USD 8, respectively.

3. The Consideration

The Offered Shares are issued pursuant to the Share Issuance Agreement. For details, see the Company's press release dated March 28, 2001.

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4. Details of Agreements with Respect to Rights in the Company's Securities

To the best of the Company's knowledge, following a verbal clarification with the Offeree, there are no agreements between the Offeree and other shareholders of the Company, or between the Offeree and other third parties, with respect to its rights in the Company's securities.

5. Limitation on transactions with Respect to the offered Shares

Limitations under Israeli Law

According to the Israeli Securities Law, 1968 (the "Law") and the Securities Regulations (Details Regarding Sections 15A through 15C of the Law), 2000, the Offeree will be subject to limitations on the resale of the Offered Shares, in accordance with section 15C of the Law and the aforementioned regulations, as shall be from time to time.

Limitations under U.S. Law

According to the Share Issuance Agreement, the Company has no obligation to register the Offered Shares for trade on the Nasdaq NM. Accordingly, the Offeree may from time to time sell the Offered Shares on Nasdaq NM or by privately negotiated transactions pursuant to the exemptions from registration determined by U.S. law.

6. Required Approval for the Issuance of the Offered Shares and the Date of Issuance of the Offered Shares

The issuance of the Offered Shares is subject to the approval of the Tel Aviv Stock Exchange for the registration of the Offered Shares for trade. The issuance of the Offered Shares shall be executed as soon as possible following the receipt of such approval.

FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES, AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

            (1) Not including (i) 76,900 ordinary shares of the Company held by the Company; (ii) 3,000 ordinary shares held by a trustee in favor of the Company pursuant to the Company's officers and employees incentive plan.

            (2) Not including (i) 79,900 ordinary shares held by the Company, directly or indirectly, as detailed in footnote 1 above; (ii) voting rights of 676,709 ordinary shares held by or for the benefit of Elscint Limited., a company which 58.71% of its issued share capital is held by the Company; (iii) voting rights of 85,169 ordinary shares issued pursuant to the Company's employees and officers incentive plan which have not yet vested.

            (3) See footnote 1 above.

            (4) Assuming the exercise of 350,000 options of the Company held by the Company's chairman of the board of directors which, to date, constitute all of the Company's securities convertible or exercisable into shares.

            (5) See footnote 2 above.

            (6) See footnote 4 above.